This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about October 7, 2005

Item 3.	News Release

October 7, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Continues Drilling Program in New Zealand’s Taranaki Basin
Richmond-1 Well Targeting Mt. Messenger and Moki Formations

TAG Oil Ltd., announced today that TAG, with its joint venture partners Tap (New Zealand) Pty Ltd. and Bridge Petroleum Limited, has begun drilling activity on the Richmond-1 well.

Immediately following the drilling of the Richmond-1 well, TAG’s Taranaki drilling program will continue, with OD&E Drilling Rig #19 moving directly to PEP 38751 (TAG 33.33%) to drill the Konini-1 well with joint venture partners Bridge Petroleum Ltd., as operator, and Westech Energy New Zealand.

Item 5.	Full Description of Material Change

Calgary, Alberta – October 7, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announced today that TAG, with its joint venture partners Tap (New Zealand) Pty Ltd. and Bridge Petroleum Limited, has begun drilling activity on the Richmond-1 well. Located in PEP 38745 (TAG Oil 33.33%) in the Taranaki Basin of New Zealand, Richmond-1 will be drilled to a depth of 2,270 meters.

Bridge Petroleum Limited is the permit operator, along with Tap (New Zealand) Pty Ltd., both of whom also hold a 33.33% interest in PEP 38745.

The Richmond-1 well is expected to take approximately 14 days to drill, targeting both the Mt. Messenger Formation, a proven horizon in this area of

Taranaki, including TAG’s recently announced dual zone gas discovery at SuppleJack-1, as well as the Moki Formation, a slightly deeper, and relatively untested exploration target in this part of the Taranaki Basin.

Immediately following the drilling of the Richmond-1 well, TAG’s Taranaki drilling program will continue, with OD&E Drilling Rig #19 moving directly to PEP 38751 (TAG 33.33%) to drill the Konini-1 well with joint venture partners Bridge Petroleum Ltd., as operator, and Westech Energy New Zealand.

About TAG: TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For further information please go to our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

October 7, 2005

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia